Filed Pursuant to Rule 424(b)(5)
Registration No. 333-262122

Supplement to Prospectus Supplement dated March 30, 2022
(To the Prospectus dated January 21, 2022)

CROWN ELECTROKINETICS CORP.

Up to $9,795,000
COMMON STOCK

This prospectus supplement, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated March 30, 2022, which together with the accompanying prospectus dated January 21, 2022 contained in our Registration Statement on Form S-3 (Registration No. 333-262122), we refer to as the prospectus, relating to the issuance and sale of shares of common stock, par value $0.0001 per share, of Crown Electrokinetics Corp. (the “Company”, “we”, or “us”), from time to time through our sales agent, A.G.P./Alliance Global Partners (“A.G.P.” or the “Sales Agent”). These sales, if any, will be made pursuant to the terms of the Sales Agreement (the “Sales Agreement”), by and between the Company and the Sales Agent.

This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this supplement.

We are filing this supplement to supplement and amend, as of September 26, 2023, the prospectus to increase the maximum aggregate offering price of our common stock that may be offered, issued and sold under the Sales Agreement. Accordingly, we may offer and sell shares of our common stock having a maximum aggregate offering price of up to $9,795,000 from time to time through the Sales Agent, acting as our sales agent or principal in accordance with the Sales Agreement. As of the date of the filing of this supplement, we have sold 663,677 shares of common stock covered by the prospectus supplement pursuant to the Sales Agreement for gross proceeds of $4,449,315.71. Therefore we may sell up to an additional $5,345,684.29 of shares of common stock pursuant to the prospectus supplement. This supplement supersedes and replaces in its entirety the supplement filed on July 25, 2023.

Our common stock is traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “CRKN”. On September 25, 2023, the closing sale price of our common stock on Nasdaq was $0.591 per share.

As of the date of this supplement, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was approximately $29,392,117, which was calculated based upon 6,998,123 shares of our outstanding common stock held by non-affiliates at the per share price of $4.20 on July 28, 2023, which was the highest closing price of our common stock on the Nasdaq Capital Market within the last 60 days prior to the date of this filing. One-third of our public float, calculated in accordance with General Instruction I.B.6 of Form S-3 as of September 26, 2023, is equal to approximately $9,797,372. We have sold 663,677 shares of our common stock, raising gross proceeds of $ $4,449,315.71, pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus supplement.

Sales of shares of our common stock under the prospectus supplement, if any, may be made by any method deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

The Sales Agent will be entitled to compensation under the terms of the Sales Agreement at a commission rate equal to 3.0% of the gross sales price from sales of shares under this offering. We will use the net proceeds from any sales under the prospectus supplement as described under “Use of Proceeds” in the prospectus. The amount of proceeds we receive from sales of our common stock, if any, will depend on the number of shares actually sold and the offering price of such shares.

In connection with the sale of common stock on our behalf, the Sales Agent will be deemed to be an underwriter within the meaning of the Securities Act, and its compensation as the sales agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Sales Agent with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our securities involves a high degree of risk. You should read carefully and consider the information contained in and incorporated by reference under “Risk Factors” beginning on page S-7 of the prospectus supplement, and the risk factors contained in other documents incorporated by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement, together with the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this supplement is September 26, 2023